EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months
	Ended February
	2005		2004
Net earnings	$1,512		$1,293
Add:
Provision for taxes	633		636
Portion of rents representative of an interest factor	28		31
Interest expense on all indebtedness	3,449		1,873

Earnings, as adjusted	$5,622		$3,833

Fixed charges (1):
Portion of rents representative of an interest factor	$28		$31
Interest expense on all indebtedness	3,449		1,877

Fixed charges	$3,477		$1,908

Ratio of earnings to fixed charges	1.62	x	2.01	x

(1)	Fixed charges include capitalized interest.